Seward & Kissel LLP

901 K Street, NW

Suite 800

Washington, DC 20001

Telephone: (202) 737-8833

Facsimile: (202) 737-5184

www.sewkis.com

August 24, 2021

Via EDGAR CORRESPONDENCE

Mr. Sonny Oh

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	AB Cap Fund, Inc.
Post-Effective Amendment No. 285
File Nos. 2-9901 and 811-01716

Dear Mr. Oh:

This letter responds to additional comments of the staff of the Securities and Exchange Commission (the “Staff”) regarding (1) the above-referenced post-effective amendment to the registration statement filed on June 24, 2021 (the “Post-Effective Amendment”), on Form N-1A for AB Sustainable US Thematic Portfolio (“Fund”), a series of AB Cap Fund, Inc. (“Registrant”), and (2) Registrant’s response letters to Staff comments on the Post-Effective Amendment, which were filed via EDGAR correspondence on August 13, 2021 (“Initial Response Letter”) and August 19, 2021 (“Second Response Letter”). You provided additional Staff comments to me by telephone on August 20, 2021.

Noting its previous comments reflected in the earlier response letters, the Staff indicated that the Registrant should consider and further clarify the Fund’s disclosure, in particular with respect to (1) describing the Fund’s sustainability criteria, including how the Adviser identifies companies for the investment portfolio through the use of sustainable investment themes that “align” with the United Nations Sustainable Development Goals (Comment 6 of the Initial Response Letter); (2) the Adviser’s use (and types) of internal research (Comments 9 and 11 of the Initial Response Letter); and (3) how ESG risk factors are applied in the Adviser’s bottom-up analysis (Comment 4 of the Second Response Letter). The Staff also made the following additional comments:

•	Clarify the reference to “examples” of the sustainable investment themes in the second sentence under “Principal Investment Strategies.”

•	The disclosure indicates that the Adviser emphasizes positive selection criteria over broad-based negative screens. Clearly disclose whether the Fund uses negative screens, and, if so, describe the negative screens. If negative screens are not used, remove the reference to these screens.

The Registrant has reviewed the Fund’s disclosure and, in response to the Staff’s additional comments, will make a Rule 497 filing that reflects the following redlined changes under “Principal Strategies” of the Fund’s Prospectus:

PRINCIPAL STRATEGIES

The Fund pursues opportunistic growth by investing primarily in a portfolio of U.S. companies whose business activities the Adviser believes position the issuer to benefit from certain environmentally- or socially-oriented sustainable investment themes that align with one or more of the United Nations Sustainable Development Goals (“SDGs”). ~~Examples of these~~These themes include the advancement of health, climate, and empowerment. Under normal conditions, the Fund invests at least 80% of its net assets in equity securities of U.S. companies that satisfy the Fund’s sustainability criteria~~, as described above~~. A company that derives at least 25% of its total revenues from activities consistent with the achievement of the SDGs meets such criteria, although many of the companies in which the Fund invests will derive a much greater portion of their revenues from such activities.

The Adviser employs a combination of “top-down” and “bottom-up” investment processes with the goal of identifying, based on its internal research and analysis, the most attractive U.S. securities that fit into sustainable investment themes. First, under the top-down approach, the Adviser seeks to identify the sustainable investment themes. In addition to this “top-down” thematic approach, the Adviser then uses a “bottom-up” analysis of individual companies that focuses on prospective earnings growth, valuation and quality of company management and on evaluating a company’s risks relating to environmental, social, and corporate governance (“ESG”) factors. ESG factors, which can vary across companies and industries, may include environmental impact, corporate governance, ethical business practices, diversity and employee practices, product safety, supply chain management and community impact. Eligible investments include securities of issuers that the Adviser believes will maximize total return while also contributing to positive societal impact aligned with one or more SDGs. While the Adviser emphasizes positive selection criteria over broad-based negative screens in assessing an issuer’s exposure to ESG factors, the Fund will not invest in companies that derive direct revenues from alcohol, coal, gambling, pornography, prisons, tobacco and weapons. ~~The Adviser emphasizes positive selection criteria over broad-based negative screens (e.g., disqualifying business activities) in assessing an issuer’s exposure to ESG factors.~~

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Registrant will make the additional changes described in this letter and believes that the disclosure complies with requirements under Form N-1A and the federal securities laws related to full and fair disclosure of information.

If you have any additional comments or questions, please contact Paul M. Miller or the undersigned at (202) 737-8833.

Sincerely,

/s/ Lancelot A. King
Lancelot A. King

cc:	Emilie D. Wrapp, Esq.
Eric C. Freed, Esq.
Paul M. Miller, Esq.

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